UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Ocata Therapeutics, Inc.

(Name of Subject Company)

Ocata Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities)

Paul Wotton

President and Chief Executive Officer

Ocata Therapeutics, Inc.

33 Locke Drive

Marlborough, MA 01752

(508) 756-1212

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Mitchell Bloom, Esq.

James Matarese, Esq.

Andrew Goodman, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Ocata Therapeutics, Inc., a Delaware corporation (“Ocata” or the “Company”). The address of the Company’s principal executive office is 33 Locke Drive, Marlborough, Massachusetts 01752. The telephone number of the Company’s principal executive office is (508) 756-1212.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.001 per share (the “Shares”). As of November 18, 2015, there were 42,300,462 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Laurel Acquisition Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), a Japanese corporation, to purchase all of the outstanding Shares at a price per Share equal to $8.50 (the “Offer Price”), net to the holder in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Astellas with the United States Securities and Exchange Commission (the “SEC”) on November 19, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 10, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Astellas and Purchaser. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as an indirect wholly-owned subsidiary of Astellas (the “Surviving Corporation”). Because the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) in the treasury of the Company or by Astellas or Purchaser and (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable taxes required to be withheld. As a result of the Merger, the shares will cease to be publicly held and Ocata will become an indirect wholly-owned subsidiary of Astellas.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on November 19, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of the day on December 17, 2015, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Astellas has formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the principal executive offices of each of Astellas and Purchaser is located at 2-5-1, Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan and 1 Astellas Way, Northbrook, IL 60062, respectively.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Astellas, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Astellas and Purchaser.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the terms and conditions of the Offer and the related procedures and withdrawal rights contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, Astellas and Purchaser in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about the Company, Astellas or the Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a disclosure letter provided by the Company to Astellas and Purchaser in connection with the execution and delivery of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Astellas and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Astellas and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger following the Offer acceptance time or the Effective Time, as the case may be).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On September 4, 2015, the Company and Astellas entered into a letter agreement, effective as of September 4, 2015 (the “Confidentiality Agreement”), pursuant to which, the Company and Astellas agreed, subject to certain limitations, to keep confidential certain non-public information about Ocata in connection with the consideration of a possible transaction between Astellas and the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Support Agreements

Concurrent with the execution and delivery of the Merger Agreement, on November 10, 2015, each director and executive officer of the Company entered into a support agreement (each, a “Support Agreement”) with Astellas and Purchaser, which provides, among other things, that each such director or executive officer, in his capacity as a stockholder of the Company, will tender his Shares to the Purchaser in the Offer. These stockholders may withdraw their Shares from the Offer if the Merger Agreement is terminated prior to the acceptance for payment of Shares in the Offer. Pursuant to the Support Agreements, the Company’s directors and executive officers collectively agreed to tender 712,524 Shares, or approximately 1.7% of the Shares outstanding on November 10, 2015. This summary description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit 99.1 to Ocata’s Form 8-K (File No. 001-36855) filed November 10, 2015, and is incorporated herein by reference.

Indemnification Agreements

On November 9, 2015, the Company entered into indemnification agreements with each of its directors and executive officers (the “Indemnification Agreements”). The Indemnification Agreements require, among other matters, that the Company indemnify its directors and executive officers to the fullest extent permitted by law and advance to the directors and executive officers certain expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The indemnification and advancement of expenses provided by these Indemnification Agreements are not deemed exclusive of any other rights that the directors or executive officers may have under the Company’s certificate of incorporation, by-laws or applicable law. The foregoing summary is qualified in its entirety by reference to the form of the Indemnification Agreements, a copy of which is filed as Exhibit 10.1 to Ocata’s Form 8-K (File No. 001-36855) filed November 10, 2015, and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, along with other matters described below in Item 4 (“The Solicitation or Recommendation”), in reaching its decision to approve the Merger Agreement and related Transactions.

Effect of the Merger on Company Shares and Equity-Based Incentive Awards

Each of the directors and executive officers of the Company holds Shares, stock options to purchase Shares (each, a “Company Stock Option”) and/or restricted stock units with respect to Shares (each, a “Company RSU”).

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger. As discussed in Item 4 (“The Solicitation or Recommendation”) hereof, to the knowledge of Ocata, all of Ocata’s directors and executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer and are required to do so pursuant to the Support Agreements, as described in this Item 3 under the heading “Arrangements between the Company, Astellas and Purchaser—Support Agreements.” It is anticipated that as of December 31, 2015, the directors and executive officers of the Company will hold 699,858 Shares in the aggregate, excluding Shares subject to Company Stock Options and Company RSUs (as discussed below). If the directors and executive officers were to tender all 699,858 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $5,948,793 in cash pursuant to tenders into the Offer.

Stock Options

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not then exercisable or vested, shall by virtue of the Merger and without any action on the part of any holder of any Company Stock Option, be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the total number of Shares subject to such Company Stock Option immediately prior to such cancelation and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Stock Option immediately prior to such cancelation. In the event that the exercise price per Share of a Company Stock Option is equal to or greater than the Offer Price, such Company Stock Option will be canceled for no consideration as of immediately prior to the Effective Time, and the holder thereof will have no further rights with respect thereto. As of December 31, 2015, it is anticipated that the Company’s directors and executive officers will hold Company Stock Options to purchase 1,463,064 Shares in the aggregate, of which 993,316 Shares will be vested and exercisable as of that date, with exercise prices ranging from $5.79 to $135.00.

The cash payment in respect of the Company Stock Options will be paid, less any required withholding taxes, on or prior to the first payroll date that is after 15 days following the closing of the Merger. From and after the Effective Time, each Company Stock Option shall no longer be exercisable by the former holder thereof.

Restricted Stock Units

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether or not then vested, shall by virtue of the Merger and without any action on the part of any holder of any Company RSU, be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to such cancelation and (ii) the Offer Price. As of December 31, 2015, it is anticipated that the Company’s directors and executive officers will hold Company RSUs with respect to 324,668 Shares in the aggregate.

The cash payment in respect of the Company RSUs will be paid, less any required withholding taxes, on or prior to the first payroll date that is after 15 days following the closing of the Merger.

The value attributable to (i) Company Stock Options and (ii) Company RSUs held by the Company’s directors and executive officers, in each case that will vest and become exercisable or nonforfeitable in connection with the Merger are set forth in the table below.

Name	Value of Company Stock Options ($)	Value of Company Restricted Stock Units ($)	Total ($)
Paul Wotton	377,813	1,785,000	2,162,813
Edward Myles	373	277,667	278,040
Eddy Anglade	373	277,667	278,040
Robert Lanza	373	277,667	278,040
H. LeRoux Jooste	119,219	141,667	260,885

Acceleration Upon a Change in Control

Pursuant to his employment with the Company, in the event of a change in control (as defined in the employment agreement), all time-based stock options and other time-based stock-based equity awards held by Paul K. Wotton, Ph.D., the Company’s Chief Executive Officer, will become fully vested and exercisable or nonforfeitable, upon the change in control. Stock options and other stock-based awards held by our other executive officers are subject to accelerated vesting in the event of a qualifying termination as described under the heading “Employment Agreements” below. However, as noted above, pursuant to the terms of the Merger Agreement, all stock options and other stock-based awards held by the executive officers as of immediately prior to the Effective Time, whether vested or unvested, will be canceled in exchange for the payments described above.

For an estimate of the amount of the aggregate payments that each of the Company’s executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement including with respect to their unvested equity compensation awards held as of December 31, 2015, see “—Information Regarding Golden Parachute Compensation,” and the assumptions set forth under that subheading, below.

Stock Plans

Each of the directors and executive officers was eligible to receive awards under the Company’s 2005 Stock Option Plan, as amended, and is eligible to receive awards under the Company’s 2014 Stock Option and Incentive Plan, as amended (collectively, the “Stock Plans”). Pursuant to the Merger Agreement, as of the Effective Time, the Stock Plans shall be terminated and no further Shares, Company Stock Options, Company RSUs, equity interests or other rights with respect to Shares shall be granted thereunder.

Employment Agreements

The Company is party to employment agreements with its executive officers that provide for the severance payments and benefits described below upon a termination of employment by the Company without cause or by the executive officer for good reason, in each case within 12 months following a change in control (a “qualifying termination”). The Company’s employment agreements with its executive officers do not provide for any enhanced benefits in connection with a change in control other than the accelerated vesting of Dr. Wotton’s time-based equity awards upon a change in control, as described above, and those payments and benefits described below.

Upon a qualifying termination, subject to the applicable executive officer executing and not revoking an effective release of claims in favor of the Company and its related entities and agents, each executive officer would become entitled to the following:

•

A lump sum payment equal to (i) in the case of Dr. Wotton, an amount equal to two years of his base salary in effect as of the date of the change in control (or immediately prior to the change in control, if higher) plus his earned but unpaid incentive compensation as of the date of termination, if any, (ii) in the case of Edward Myles, the Company’s Chief Financial Officer and Chief Operating Officer, the sum of (A) his base salary in effect as of the date of the change in control (or immediately prior to the change in control, if higher) and (B) the average annual incentive compensation received by Mr. Myles for the three immediately preceding fiscal years (i.e., fiscal years 2013-2015), and (iii) in the case of the other executives, the executive’s then-current annual base salary (or the executive’s annual base salary as in effect immediately prior to the change in control, if higher);

•	If the executive was participating in the Company’s group health plan immediately prior to the date of termination and elects COBRA health continuation, then, subject to the executive’s copayment of the premium amounts at the active employees’ rate, the Company will pay the remainder of the premiums for the executive’s participation in the Company’s group health plan until the earlier of (i) 12 months following the date of termination, (ii) the date the executive becomes eligible for group medical care coverage through other employment, or (iii) the end of the executive’s COBRA health continuation period; and

•	For all executives other than Dr. Wotton (whose time-based equity awards accelerate in full upon a change in control), full acceleration of all stock options and other stock-based awards held by the executive. However, as described above under the heading “—Effect of the Merger on Company Shares and Equity-Based Incentive Awards,” pursuant to the terms of the Merger Agreement, all stock options and other stock-based awards outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be canceled in exchange for the payments described above.

The employment agreements with the executive officers provide that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), will be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent on the Merger that may be made to the executive officers could be reduced pursuant to such executive officer’s employment agreement, but it is not anticipated that any such reduction will be required in connection with the Transactions.

For an estimate of the value of the payments and benefits described above that would become payable under the employment agreements with each of the Company’s executive officers in the event of a qualifying termination event, see “—Information Regarding Golden Parachute Compensation,” and the assumptions set forth under that subheading, below.

Compensation Arrangements Entered Into in Connection with the Transactions

Retention Program

Astellas has informed Ocata that in connection with the Transactions, Astellas intends to establish, through its wholly-owned subsidiary, Astellas US Holding, Inc. (which will become, by virtue of the Merger, the Surviving Corporation’s sole stockholder), a cash-based retention award program for the benefit of certain of employees of the Company and its subsidiaries, which may include executive officers. The aggregate amount of the retention award pool is expected to be $600,000 and no individual retention award payment is expected to exceed $150,000. Individual retention awards under the retention program will be allocated among employees of the Company and its subsidiaries, in the amounts and on the terms determined by Astellas in its discretion.

Initial retention payments to employees selected to participate in the retention program will be equal to one month of the applicable employee’s base salary and will become payable if such employee (i) remains employed by Astellas US Holding, Inc. or its affiliates through the date that is three months after the closing of the Merger (the “Transition Period”), (ii) is terminated by the Company without “cause” (as such term is defined in the applicable individual retention agreement) before the end of the Transition Period or (iii) such employee terminates his or her employment for “good reason” (as such term is defined in the applicable individual retention agreement) before the end of the Transition Period. Any initial retention payment will be paid on the first regular pay date that is at least 14 days after (a) the end of the Transition Period or (b) the date of a qualifying termination, whichever is earlier; provided, that the initial retention payment will be made no later than December 31, 2016 and; provided, further, that such retention payment is subject to the execution and effectiveness of a general release of claims by the employee. Astellas US Holding, Inc., in its discretion, may extend the Transition Period for any employee for up to an additional three months, in which case Astellas US Holding, Inc. will pay such employee an additional retention payment equal to one third of the employee’s monthly base salary for each full month that the Transition Period is extended, provided that the applicable employee (i) remains employed with Astellas US Holding, Inc. or its affiliates during such extended period, (ii) is terminated without cause by Astellas US Holding, Inc. or its affiliates before the end of the extended Transition Period or (iii) terminates his or her employment for good reason prior to the end of the extended Transition Period.

Payment of Annual Bonuses

The Company expects to pay out annual incentive bonuses with respect to fiscal year 2015 to its employees immediately prior to the closing of the Merger, including to its executive officers, under the Company’s 2015 Bonus Plan. The aggregate amount to be paid is estimated to be $2,267,332, prior to withholding of taxes. The amounts of the annual incentive bonuses that are expected to be paid to each of the executive officers are set forth below.

Name	Annual Bonus ($)
Paul Wotton	481,491
Edward Myles	259,000
Eddy Anglade	150,000
Robert Lanza	400,000
H. LeRoux Jooste	360,000

Continuing Employee Benefits

Pursuant to the Merger Agreement, until the 12-month anniversary of the closing of the Merger, Astellas has agreed to provide employees of the Company or any subsidiary of the Company immediately prior to the Effective Time who are located in the United States and are retained by Astellas or any of its affiliates following the closing of the Merger (the “Continuing Employees”) with (i) base salary and target bonus opportunities that are at least as favorable in the aggregate as the base salaries and target bonus opportunities provided to such employees immediately prior to the Effective Time, including certain base salary and target bonus opportunity increases for 2016 and (ii) employee benefits that are at least as favorable in the aggregate as those benefits (excluding equity plans) (A) provided to such employees immediately prior to the Effective Time or (b) that Astellas provides to similarly situated employees as of the Effective Time; provided that Astellas is under no obligation to retain any employee or group of employees other than as required by applicable law or pursuant to any existing employment agreements. The base salaries and target bonus opportunities for the Company’s executive officers for 2016 are set forth in the table below.

Name	2016 Base Salary ($)	2016 Bonus Opportunity (as a Percentage of Base Salary) (%)
Paul Wotton	606,970	55
Edward Myles	384,800	35
Eddy Anglade	391,040	25
Robert Lanza	514,800	40
H. LeRoux Jooste	374,400	40

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and/or the Merger that is payable or may become payable to each of the Company’s named executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act of 1933 or the Exchange Act (the “named executive officers”). This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger, and thus the date of the “change in control” as used below, will occur on December 31, 2015, that the employment of each named executive officer will be terminated by the Company without cause or by the named executive officer for good reason on such date, that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six months to the extent required under Section 409A of the Code and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Section 4999 of the Code to such payments. The amounts set forth in the table are estimates based on the $8.50 per Share Offer Price. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/Benefits(3) ($)	Total ($)
Paul K. Wotton, Ph.D.	1,167,250	2,162,813	14,840	3,344,903
Edward Myles	544,833	278,040	16,234	839,107
Eddy Anglade, M.D.	376,000	278,040	21,147	675,187
Robert P. Lanza, M.D.	495,000	278,040	5,696	778,736
H. LeRoux Jooste	360,000	260,885	14,840	635,725

(1)	As described in more detail above in “—Employment Agreements,” this amount equals the “double-trigger” cash severance payments payable to each of the named executive officers upon a qualifying termination of employment. For purposes of this table, we have assumed that the closing of the Merger, and the named executive officer’s qualifying termination, occur on December 31, 2015. These amounts assume that base salaries remain unchanged from their levels in effect on the date of this Schedule 14D-9. The payment of these amounts is conditioned upon the named executive officer providing and not revoking a release of claims.
(2)	As described in more detail above under the heading “—Effect of the Merger on Company Shares and Equity-Based Incentive Awards,” (a) each unexpired and unexercised Company Stock Option, whether or not then exercisable or vested, held by a named executive officer immediately prior to the Effective Time will be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the total number of Shares subject to such Company Stock Option immediately prior to such cancelation and (ii) the excess, if any, of the Offer Price over the exercise price per Share of such Company Stock Option immediately prior to such cancelation; and (b) each Company RSU that is outstanding immediately prior to the Effective Time, whether or not then vested, will be canceled and converted automatically into the right to receive a cash payment with respect to thereto equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to such cancelation and (ii) the Offer Price. Cash amounts to be paid to named executive officers in respect of their Company equity-based incentive awards that are fully vested as of December 31, 2015 are not required to be included in the above table and, accordingly, have not been included.
(3)

As described in more detail above in “—Employment Agreements,” this amount equals the estimated value of the “double-trigger” Company-paid medical premiums under COBRA for 12 months for each of the named executive officers, pursuant to the terms of their respective employment agreements with the Company. This amount is based on the applicable named executive officer’s elected level of coverage for plan year 2015 and the rate applicable to such coverage effective for calendar year 2015. Except for the medical benefits described in the immediately preceding sentence, as of the date of this Schedule 14D-9, the named executive officers are not expected to receive any perquisites or personal benefits that are based on or otherwise relate to the Offer and/or the Transactions.

Director and Officer Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Ocata has included in its amended and restated certificate of incorporation, provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. Ocata also has entered into indemnification agreements with each of its directors and executive officers, as described above in this Item 3 under the heading “Arrangements between the Company, Astellas and Purchaser — Indemnification Agreements.”

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation for a period of time following the Effective Time. The Surviving Corporation shall (and Astellas shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to, each present and former director and officer of the Company or its subsidiaries (the “Indemnified Persons”) with respect to all acts or omissions by them, in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by applicable law. Without limiting the foregoing, until the sixth anniversary of the Effective Time of the Merger, Astellas shall cause the Surviving Corporation to (i) indemnify and hold harmless each Indemnified Person against any and all losses, claims, damages, liabilities, costs, fees, expenses, judgments, fines, penalties or liabilities in connection with any action arising out of or pertaining to any action, omission, suits or other proceedings in connection with such Indemnified Person’s capacity as an officer or director or employee or agent of the Company or otherwise in connection with any action taken or not taken at the request of the Company (each, an “Indemnified Proceeding”), whether or not the Indemnified Party continues in such position at the time the Indemnified Proceeding is brought, and (ii) pay all expenses, including reasonable attorneys’ fees, that may be incurred by the Indemnified Parties in connection with their enforcement of their indemnification rights.

The Surviving Corporation shall, and Astellas shall cause the Surviving Corporation to, maintain the officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof. However, the Surviving Corporation shall not be required to spend in excess of 250% of the annual premium (the “Maximum Amount”) the Company paid in its last full fiscal year prior to the date of the Merger Agreement. If such premium for such insurance would at any time exceed the Maximum Amount, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to the Maximum Amount. Such obligation to maintain liability insurance shall be deemed to be satisfied if the Company obtains, prior to the Effective Time, a prepaid “tail” or “runoff” policy providing the directors and officers with coverage for an aggregate period of six years with respect to claims arising from acts or omissions that occurred on or before the Effective Time.

Section 16 Matters

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 of the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on November 9, 2015, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected as soon as practicable following consummation of the Offer without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) determined to recommended that holders of Shares accept the Offer and tender their Shares into the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

A copy of the joint press release issued by Ocata and Astellas, dated November 10, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(E) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger; Reasons for the Recommendation of the Board.

Background of the Merger

Ocata is a clinical stage biotechnology company focused on the development and commercialization of regenerative medicine and cell therapy technology. Ocata’s most advanced products are in clinical trials for the treatment of dry age-related macular degeneration (“AMD”) and Stargardt’s macular degeneration (“SMD”) through therapeutic deployment of the retinal pigment epithelium (RPE) cells generated from Ocata’s proprietary pluripotent stem cell sources into the eye, which we refer to, collectively, as Ocata’s “RPE program.”

As part of their ongoing activities and review of Ocata’s business and financial performance, the Board and Ocata’s management team regularly evaluate potential product development and other strategic opportunities in order to advance the clinical development of its products and clinical programs, finance Ocata’s clinical development efforts, expand the range of commercial resources available for its products that may be approved through collaboration and licensing arrangements, capital raising transactions and strategic transactions as well as its continued operations as an independent company, each with a view toward enhancing stockholder value.

Between January 2014 and January 2015, members of Ocata’s management team and representatives of Astellas had multiple brief in-person meetings at certain industry conferences. During these meetings, Ocata and Astellas expressed mutual interest in evaluating a potential licensing relationship between the parties regarding Ocata’s RPE program. Astellas’ interest at the time was focused on potential sales into Japanese markets. None of these meetings resulted in any specific proposals from either party.

On July 24, 2014, Ocata and Astellas entered into a mutual confidentiality agreement (which did not contain a standstill provision) to enable discussions for evaluating a potential licensing relationship between the parties and to permit Ocata to share certain non-public information with Astellas. Thereafter, Astellas conducted preliminary due diligence on Ocata’s RPE program.

On October 14, 2014, Ocata announced that Phase 1/2 clinical data published online in The Lancet medical journal demonstrated positive long-term safety results using Ocata’s proprietary RPE cells for the treatment of SMD and AMD.

In December 2014, following an approximately two-month process of seeking to access the public markets to raise additional capital, Ocata filed a preliminary prospectus with the SEC to commence the process for an underwritten offering of up to 10,000,000 Shares. Jefferies LLC (“Jefferies”) acted as a joint bookrunner for this proposed offering. Given market conditions and the then-current trading price of the Shares, and after weighing the potential advantages and disadvantages, including the potential for significant dilution to Ocata’s existing stockholders, Ocata determined that it was in the best interests of Ocata stockholders to defer the capital raise to February 2015, at which time the market conditions were again not favorable for Ocata and the offering was withdrawn.

During December 2014 and through February 2015, members of Ocata management had periodic and preliminary discussions with a financial advisor to a non-U.S., publicly-traded pharmaceutical company (which we refer to as “Company A”) which had approached Ocata and expressed interest in exploring a potential strategic and/or licensing transaction with Ocata.

In January 2015, Astellas expressed interest in expanding the evaluation of a licensing relationship with Ocata to include broader geographic coverage than only Japanese markets, which had been the focus of the parties’ preliminary discussions until that time. Ocata’s senior vice president for business development advised Astellas that Ocata would evaluate any proposal received from Astellas. Astellas did not make a proposal at that time.

On January 5, 2015, to facilitate further discussions, Ocata and Company A entered into a mutual confidentiality agreement containing a standstill provision that would terminate if Ocata entered into a definitive agreement with a third party to effect a business combination.

On February 3, 2015, Ocata received a preliminary, non-binding proposal from Company A for a strategic stock-for-stock business combination of the two companies to effect a corporate inversion. The preliminary proposal provided for, among other things, a pro forma ownership in the combined company for Ocata stockholders of 55% and for Company A’s stockholders of 45%, which transaction would be funded with approximately $90 million of cash from Company A. Ocata’s chief executive officer updated the Board regarding Company A’s proposal. Following receipt of this preliminary proposal, Ocata management contacted Jefferies to inquire whether it would be available to act as a financial advisor to Ocata in connection with its evaluation of Company A’s preliminary proposal. Ocata considered Jefferies as a potential financial advisor candidate to assist and advise the Board because of Jefferies’ substantial experience in merger and acquisition transactions and its knowledge of and familiarity with Ocata and the industries in which it operates, including through its prior involvement in assisting Ocata in connection with Ocata’s proposed underwritten offering discussed above.

Between February 26, 2015 and April 7, 2015, Ocata and Company A engaged in discussions regarding Company A’s preliminary proposal. During that time, Ocata management, representatives of Jefferies and representatives of Ocata’s outside legal counsel, Goodwin Procter LLP (“Goodwin Procter”), conducted a review of Company A and the proposed transaction, particularly with respect to corporate inversion aspects.

On March 5, 2015, the Board held a meeting to discuss, among other things, Company A’s preliminary proposal. Also present at the meeting were members of Ocata management and representatives of Jefferies and Goodwin Procter. Representatives of Goodwin Procter reviewed with the Board its fiduciary duties in the context of evaluating Company A’s proposal. Ocata management and representatives of Jefferies and Goodwin Procter provided the Board with an overview of the status of discussions with Company A’s representatives concerning the terms of its proposal and the parties’ respective diligence efforts to date. The Board then engaged in a discussion concerning the potential benefits and risks associated with Company A’s preliminary proposal, including the ability to create a combined company having greater capital resources in view of Company A’s cash on hand and the challenges that Ocata was facing with respect to the ability to raise capital, the overall complexity of the transaction structure proposed by Company A, the uncertainties associated with the tax treatment and potential tax benefits of the transaction, and the significant period likely required to negotiate and complete any such transaction (including the need to seek approval of Ocata’s and Company A’s stockholders) and the resulting risks to Ocata’s business of such a protracted timeframe. The Board also expressed concern about the relative valuations of Ocata and Company A contemplated by Company A’s preliminary proposal. Following this discussion, the Board authorized management to engage in further discussions with Company A regarding the preliminary proposal and to review further the proposed corporate inversion structure and relative valuations of the two companies.

On March 13, 2015, Astellas’ associate director of business development emailed to Ocata’s senior vice president for business development a preliminary non-binding proposal for a worldwide co-exclusive licensing agreement concerning Ocata’s RPE program.

From March 14, 2015 through August 18, 2015, members of Ocata management and representatives of Astellas, together with their respective legal advisors, discussed the potential terms of an RPE program licensing arrangement on telephone calls, emails and in person. Those discussions did not include any discussion of a potential acquisition of Ocata by Astellas.

On March 16, 2015, the Board held a meeting at which it further evaluated the preliminary proposal from Company A. Also present at the meeting were members of Ocata management and representatives of Jefferies and Goodwin Procter. Ocata management and representatives of Jefferies and Goodwin Procter updated the Board on the discussions with Company A and indicated that while the evaluation of the proposed transaction was continuing and certain proposed terms had been modified, Company A continued to require that the proposed transaction be structured as a corporate inversion, with a revised 52%/48% ownership split as between Ocata’s stockholders and Company A’s stockholders, respectively, based on an implied valuation for the Shares within a range of $5.00-$8.00. The Board reviewed Company A’s proposal in the context of Ocata’s short- and long-term business strategies, and Jefferies reviewed preliminary financial aspects of the proposal. Following this discussion, the Board authorized management to engage in further discussions with Company A regarding the preliminary proposal in an effort to cause Company A to improve upon the terms of the proposal from a valuation standpoint. Ocata management also informed the Board of the receipt of the licensing proposal from Astellas, and that management was beginning to evaluate the licensing proposal and there would be a further update at the next Board meeting.

On April 2, 2015, the Board held a meeting, among other things, to discuss the potential transaction under discussion with Company A and the licensing proposal received from Astellas. Also present at the meeting were members of Ocata management and representatives of Jefferies and Goodwin Procter. Ocata management and representatives of Jefferies and Goodwin Procter updated the Board on the discussions with Company A. The Board again considered the perceived risks and benefits of the proposed corporate inversion structure to Ocata and its stockholders and the valuation proposed by Company A, all of which remained materially unchanged since the parties began their dialogue. The Board concluded that the terms proposed by Company A presented potential uncertainties and risks to Ocata stockholders that outweighed the potential benefits. However, the Board deemed it advisable to continue engaging with Company A and authorized management to propose revised terms to Company A that included a reduced valuation for Company A in the transaction and a larger percentage ownership of the combined company for Ocata stockholders, and required that the transaction not be structured as a corporate inversion. Ocata management also reported to the Board on its evaluation of the licensing proposal from Astellas.

By April 7, 2015, Company A and Ocata had reached an impasse in their discussions concerning a potential strategic transaction, including with respect to the inversion structure and relative valuations. Accordingly, on such date, the parties terminated discussions.

On April 7, 2015, Ocata made available to Astellas and its advisors an online data room containing due diligence information regarding Ocata’s RPE program to facilitate the licensing relationship discussions.

On June 2, 2015 through June 4, 2015, representatives of Astellas met with representatives of Ocata at Ocata’s corporate headquarters to conduct diligence sessions related to the RPE program licensing discussions.

On June 16, 2015, Ocata announced a registered direct equity offering of common stock and warrants to be sold in combination, with one warrant to purchase 0.50 of a share of common stock for each outstanding share of common stock sold. The combined purchase price for each share of common stock and accompanying warrant was $5.50, for an aggregate of approximately $28.2 million after deducting applicable underwriting discounts and estimated offering expenses payable by the Company. Jefferies served as lead joint bookrunning manager for Ocata in this offering.

On August 18, 2015, Ocata entered into a loan and security agreement with Silicon Valley Bank for a loan amount of up to $10 million.

On August 18, 2015, Astellas’ associate director of business development contacted Ocata’s senior vice president for business development and stated that Astellas would deliver the final draft of the license agreement within a few days and that it did not anticipate any significant issues in finalizing the agreement.

On August 25, 2015, Eastern time (August 26, 2015, Tokyo time) Astellas’ chief executive officer called Ocata’s chief executive officer and indicated that Astellas planned to send a proposal that would outline Astellas’ proposed terms of an acquisition of Ocata at a price of $8.00 per Share. During the call, Astellas’ chief executive officer and Ocata’s chief executive officer discussed the possibility of meeting on September 6, 2015 in Boston, Massachusetts. Ocata’s chief executive officer indicated that he would inform the Board of Astellas’ interest and the possible in-person meeting.

On August 25, 2015, Astellas’ vice president of business development sent to Ocata’s chief executive officer a written preliminary non-binding expression of interest in an acquisition of Ocata by Astellas at a price of $8.00 per Share in cash (the “Initial Proposal”). The Initial Proposal was subject to completion of due diligence, negotiation of a definitive merger agreement, and receipt of all necessary internal approvals by Astellas. The Initial Proposal also requested a 30-day exclusivity period to negotiate a transaction between the parties. The Initial Proposal also mentioned that Astellas had retained Citigroup Global Markets Inc. and Citigroup Global Markets Japan Inc. (together, “Citi”) as Astellas’ financial advisor in connection with a potential acquisition of Ocata.

On August 26, 2015, the Board held a meeting to discuss, among other things, the Initial Proposal. Also present at the meeting were members of Ocata management and representatives of Goodwin Procter. Representatives of Goodwin Procter reviewed the Board’s fiduciary duties in the context of evaluating the Initial Proposal. The Board engaged in a preliminary discussion of the terms of the Initial Proposal. The Board concluded that it should further review the Initial Proposal and any response to Astellas in the context of Ocata’s short- and long-term business strategies and possible interest from other potential interested parties. The Board authorized Ocata’s chief executive officer to attend the proposed meeting with Astellas’ chief executive officer to be held on September 6, 2015 and to obtain further insight from Astellas in that meeting regarding its perspectives on the valuation and other terms contemplated by the Initial Proposal. The Board also discussed the advisability of engaging a financial advisor to provide advice to the Board with respect to the Initial Proposal and any other proposals from Astellas or other parties for a potential strategic transaction involving Ocata. The Board authorized management to inquire whether Jefferies would be available to act as a financial advisor to Ocata in connection with a potential strategic transaction. The Board considered Jefferies as a potential investment banking firm candidate to assist and advise the Board because of Jefferies’ substantial knowledge of and familiarity with Ocata and the industries in which it operates, including through its prior involvement in assisting Ocata in connection with Company A’s proposal and serving as lead joint bookrunning manager for Ocata’s registered direct equity offering in June 2015. The Board also authorized management to evaluate the Initial Proposal and explore potential strategic transactions with the assistance of Jefferies, subject to Jefferies’ engagement and confirmation that Jefferies did not have any material relationships with Astellas that would present a potential conflict of interest in Jefferies serving as Ocata’s financial advisor.

On August 27, 2015, and again on August 30, 2015, at Ocata’s direction, representatives of Jefferies contacted representatives of Citi and had conversations to assist Jefferies in understanding Astellas’ valuation reflected in its Initial Proposal.

On August 27, 2015, Ocata’s senior vice president for business development spoke to Astellas’ associate director of business development by telephone and inquired as to whether Astellas still had interest in pursuing the potential licensing agreement that the parties were in the midst of negotiating as an alternative to Astellas’ acquisition of Ocata. Astellas informed Ocata that Astellas wished to acquire Ocata and would no longer be pursuing a licensing transaction.

On August 31, 2015, the Board held a meeting to further evaluate the Initial Proposal. Also in attendance at the meeting were members of Ocata management and representatives of Goodwin Procter. Representatives of Goodwin Procter reviewed with the Board its fiduciary duties in connection with considering a potential sale of Ocata. At the invitation of the Board, Jefferies then joined the meeting to discuss with the Board certain financial aspects of the Initial Proposal. In its consideration of the Initial Proposal, the Board reviewed Ocata’s short- and long-term business strategies and prospects as a standalone business, the competitive landscape and market trends in the industry, and the challenges confronting Ocata in achieving its strategic objectives, including Ocata’s significant capital funding needs for its ongoing clinical trials, the challenges in securing advantageous licensing partnerships to contribute to the funding of Ocata’s development operations, the performance and status of Ocata’s research and development programs, as well as the significant cost levels required to continue and maintain these programs and the long development period and inherent uncertainty in the development of the Company’s treatment programs, and in obtaining regulatory approvals for such treatments. In light of this discussion, the directors concluded that they should review the Initial Proposal in the context of Ocata’s standalone plan and possible interest from other potential strategic partners. While the Board determined to further evaluate the Initial Proposal, it concluded as a preliminary matter that Jefferies should contact Citi, and in an attempt to seek an improved price from Astellas, indicate that the Board believed that the Initial Proposal undervalued Ocata. The Board also concluded that it was not appropriate at this time to consider or respond to Astellas’ request to engage in exclusive negotiations.

On September 1, 2015, in accordance with the Board’s directives, representatives of Jefferies communicated to representatives of Citi that after considering the Initial Proposal, the Board believed that the Initial Proposal did not adequately value Ocata and its RPE program. It was determined that Astellas should conduct further due diligence, expanding the scope of its review to cover all relevant aspects of Ocata’s business, operations and assets so that Astellas could consider making a potential revised proposal.

On September 3, 2015, the Board held a meeting to further discuss the Initial Proposal and management’s standalone plan. In attendance at the meeting were members of Ocata management and representatives of Goodwin Procter. Ocata management discussed with the Board the standalone plan and management’s preliminary forecasts for 2016 – 2023 and underlying assumptions. Jefferies then joined the meeting and discussed the financial terms of the Initial Proposal. The Board further discussed the terms of the Initial Proposal, as well as potential responses to Astellas. The Board also discussed the possibility of contacting other parties that might be interested in a strategic transaction with Ocata. The Board concluded that it would defer a decision regarding any such solicitation until later in its consideration of the Initial Proposal in an effort to first determine whether a proposal by Astellas might lead to a transaction that could be in the best interests of Ocata’s stockholders.

Following the Board’s consideration of the opportunities and risks if Ocata were to remain independent and further discussion regarding the Initial Proposal, the Board decided to reject the Initial Proposal as not in the best interests of Ocata’s stockholders and also decided that granting Astellas a right to exclusive negotiations was not appropriate at this time, particularly in view of the fact that the Board had not yet determined whether to contact other potentially interested parties. However, the Board determined that Ocata should continue its discussions with Astellas and authorized management to provide Astellas with additional due diligence access and again to seek a price increase from Astellas. The Board authorized Ocata’s chief executive officer to convey this conclusion to Astellas’ chief executive officer at their upcoming meeting, but also to indicate that Ocata remained receptive to an ongoing dialogue.

On September 4, 2015, to facilitate further discussions, Ocata and Astellas entered into a new confidentiality agreement, which superseded the first confidentiality agreement between the parties and included a standstill provision that would terminate if Ocata entered into a definitive agreement with a third party to effect a business combination.

On September 6, 2015, Ocata’s chief executive officer and Astellas’ chief executive officer met in Boston, Massachusetts. At the meeting, Ocata’s chief executive officer gave a presentation regarding Ocata, including a review of Ocata’s preclinical programs that were not included as part of the RPE program. At the meeting, Ocata’s chief executive officer also indicated that Astellas should increase its proposed price per Share in order for the proposal to be viewed more favorably by the Board. The parties agreed to revisit price discussions after completion of Astellas’ due diligence review of Ocata, and Astellas’ chief executive officer indicated that Astellas would consider submitting a revised proposal at that time. No specific terms of a potential strategic transaction were discussed during the meeting. Following the meeting, the Ocata chief executive officer updated the Board members regarding the meeting.

Beginning on September 9, 2015, Ocata made available to Astellas and its advisors in Ocata’s online data room additional nonpublic information regarding Ocata.

From September 9, 2015 through November 9, 2015, representatives of Ocata and Astellas engaged in various due diligence discussions concerning Ocata’s business. During that period, representatives of Astellas conducted due diligence on Ocata and numerous meetings and teleconferences were held between various representatives and legal advisors to the respective companies.

On September 10, 2015, the Board held a meeting, among other things, to discuss further the Initial Proposal. Also in attendance at the meeting were members of Ocata management and representatives of Goodwin Procter. Ocata’s chief executive officer reported to the Board on his September 6, 2015 meeting with Astellas’ chief executive officer. The Board authorized Ocata’s management and advisors to engage in further discussions with Astellas and its advisors.

On September 17, 2015, Ocata provided to Astellas certain prospective financial information regarding Ocata for the fiscal years 2015—2017, which was materially consistent with the operating model that Ocata management had prepared and provided to the Board on September 3, 2015 (see “—Certain Prospective Financial Information About Ocata” on page 30 of this Schedule 14D-9 for further detail).

On September 21, 2015, the Board held a meeting to, among other things, discuss further the Initial Proposal. Also in attendance at the meeting were members of Ocata management and representatives of Goodwin Procter. Ocata’s chief executive officer updated the Board on the status of Astellas’ due diligence and potential timing for receiving a revised proposal. The Board authorized Ocata’s management and advisors to continue discussions with Astellas and its advisors. The Board then considered the formal engagement of Jefferies and the material terms of the proposed Jefferies engagement letter, and after discussion determined to finalize Jefferies’ engagement as Ocata’s financial advisor to assist the Board in its evaluation of strategic alternatives, subject to a mutually satisfactory engagement letter with Jefferies. On September 22, 2015, Ocata formally entered into an engagement letter with Jefferies as authorized during the September 21, 2015 Board meeting.

On September 24 and 25, 2015, representatives of Ocata and representatives of Astellas, together with their respective advisors, held meetings in Boston, Massachusetts at which representatives of Ocata gave presentations to representatives of Astellas. The presentations included an overview of the Company, its research and development program, clinical development, human resources, legal and financial matters, as well as regulatory compliance matters. Neither the Ocata representatives nor the Astellas representatives made any proposals during these meetings or otherwise discussed the specific terms of a potential strategic transaction.

From September 28, 2015 to October 19, 2015, representatives of Ocata had follow-up discussions with representatives of Astellas to discuss Ocata’s business.

On October 1, 2015, the Board held a meeting to discuss the status of the discussions with Astellas and next steps. Also in attendance at the meeting were members of Ocata management and representatives of Jefferies and Goodwin Procter. Ocata’s chief executive officer updated the Board on Astellas’ continued due diligence on Ocata. At the meeting, Jefferies updated the Board on its recent discussions with Citi and, based on these discussions, the expected timing for Astellas to submit a revised proposal. The Board concluded that any revised proposal from Astellas should be considered in light of the risks and opportunities facing Ocata and in consideration of the management standalone plan. The Board directed Ocata’s management and advisors to continue discussions with Astellas and its advisors in anticipation of receiving a revised proposal.

The Board then engaged in a general discussion concerning whether and when it might be advisable to approach and discuss a potential strategic transaction with other parties. The Board discussed the potential risks and benefits of commencing a process in which one or more parties could be invited to review confidential information and submit indications of interest with respect to a potential business combination involving Ocata. In particular, the Board discussed the potential disruptions to Ocata’s business during a protracted process, the risk of leaks that might arise from contacting other parties in the industry, and the potential impact of such leaks on Ocata’s business, including the potential loss of development partners and employees, and on the discussions with Astellas. The Board also discussed the potential need to disclose during such process proprietary and confidential information to competitors and potential competitors. The Board recognized that the type of solicitation process would in part depend upon the price and other terms presented by Astellas in its revised proposal and discussed the risk that Astellas might withdraw its proposal if Ocata approached other parties. Based on the benefits and risks discussed, the Board concluded that approaching other potential strategic buyers would be prudent and in the best interests of Ocata’s stockholders, but only those companies that the Board determined to be most likely interested and capable potential acquirors of Ocata.

The Board, with input from management and Jefferies, also discussed the general universe of potential acquirers that might be contacted. In determining potential likely strategic buyers, the Board considered various factors, including: each company’s potential interest in a strategic transaction with Ocata given such company’s industry position and perceived strategic priorities; such company’s financial strength and resources to pursue a strategic transaction in a timely manner and improve upon the terms of Astellas’ proposal; the risk of potential leaks in engaging with such company; and such company’s experience in efficiently evaluating, pursuing and consummating the acquisition of a public company of the size and nature of Ocata.

Following the October 1, 2015 Board meeting, and in accordance with the Board’s directives, members of Ocata management discussed with Jefferies strategic parties that were viewed as most likely to fit the criteria discussed with the Board at its October 1, 2015 meeting, five of which were viewed as parties that should be contacted following receipt of Astellas’ revised proposal. Company A was not included on the list because Ocata had negotiated with Company A, but did not reach an agreement regarding a business combination with Company A, in early 2015, and Company A was not viewed as a credible counterparty partner for Ocata as a result of Company A’s recent strategic transaction activities and financial position. Financial buyers also were not included because the Board concluded that the pre-revenue profile of Ocata was inconsistent with the type of acquisition targets pursued by financial buyers.

On October 9, 2015, Astellas’ outside counsel, Covington & Burling LLP (“Covington & Burling”), circulated a first draft of the Merger Agreement to Goodwin Procter. The draft Merger Agreement provided for a tender offer by an indirect wholly-owned subsidiary of Astellas for all of the outstanding Shares, to be promptly followed by a merger in which the Shares not tendered in the Offer would be entitled to receive the tender offer price, without interest and less applicable tax withholding. The draft Merger Agreement provided, among other things, for the payment by Ocata of a termination fee if the Merger Agreement were terminated under certain specified circumstances and reimbursement by Ocata of Astellas’ transaction expenses of up to $7 million if the Merger Agreement were terminated under certain other circumstances.

On October 19, 2015, Astellas’ chief executive officer and Ocata’s chief executive officer spoke by telephone. On this call, Astellas’ chief executive officer indicated that Astellas was willing to increase its proposed purchase price to $8.40 per Share. Ocata’s chief executive officer responded that he would discuss Astellas’ revised proposal with the Board. Later on October 19, 2015, Ocata received a revised written, non-binding proposal from Astellas to acquire Ocata for $8.40 per Share in cash (the “October 19 Proposal”). The October 19 Proposal was otherwise substantially identical to the Initial Proposal, except that it did not provide for an exclusive negotiation period. The Ocata chief executive informally updated the Board members of the receipt of the October 19 Proposal.

Between October 21, 2015 and October 22, 2015, in accordance with the Board’s directives, Jefferies contacted five strategic parties previously discussed with the management of Ocata following the Board meeting on October 1, 2015 meeting, to inquire whether they would have interest in a strategic transaction with Ocata, noting that Ocata had received an unsolicited proposal from a third party. In the following days thereafter, one of the parties indicated that a strategic transaction with a pre-revenue company of Ocata’s profile was not within its strategic focus, and the other four parties indicated that they were not interested in pursuing a strategic transaction with Ocata without specifying the reasons for such decision.

On October 25, 2015, the Board held a meeting to discuss, among other things, the October 19 Proposal, the solicitation of selected potential strategic acquirers, and management’s standalone plan. In attendance at the meeting were members of Ocata management and representatives of Jefferies and Goodwin Procter. Representatives of Goodwin Procter reviewed with the Board its fiduciary duties in connection with considering a potential sale of Ocata. Jefferies discussed with the Board the mergers and acquisitions landscape generally and within Ocata’s industry, the status of discussions with Astellas and the other potential acquirers, including the fact that none of the parties contacted indicated interest in a potential strategic transaction with Ocata. Jefferies also discussed certain financial aspects of the October 19 Proposal.

At the meeting, members of Ocata management informed the Board that Ocata was anticipating a potential delay of approximately four months in randomizing patients in its AMD Phase 2 study as a result of a higher than anticipated screen failure rate among enrolled patients against the strict entry criteria for the study. It was anticipated that there could be a corresponding delay in the Company’s ability to access capital, which previously was expected to follow delivery of interim results of the clinical study. It was not anticipated that this screening delay would delay the overall study timetable. In light of this development, the Board requested that management prepare a plan for a reduction in near-term operating expenses to account for this potential delay.

The Board considered Astellas’ increased purchase price of $8.40 per Share in cash in light of the management standalone plan and risks and opportunities facing the business. In its consideration of the October 19 Proposal, the Board continued to review Ocata’s short- and long-term business strategies, the competitive landscape and market trends in the industry, and the challenges confronting Ocata in achieving its strategic objectives, including Ocata’s capital funding requirement for its ongoing clinical trials, the challenges in securing advantageous licensing partnerships to contribute to the funding of Ocata’s development operations, the performance and status of Ocata’s research and development programs, as well as the significant cost levels required to continue and maintain these programs and the long development period and inherent uncertainty in the development of the Company’s treatment programs, including obtaining regulatory approvals for such treatments. Ocata’s management discussed with the Board the potential benefits to Ocata’s stockholders of an acquisition of Ocata, including by providing immediate liquidity to stockholders while eliminating their exposure to the risks in Ocata’s standalone plan.

Although the Board believed that Astellas’ proposed $8.40 per Share purchase price would provide substantial value to Ocata’s stockholders, the Board discussed how best to further enhance stockholder value and other potential strategic alternatives, including a possible sale or other strategic transaction involving Ocata. Representatives of Jefferies updated the Board on the status of discussions with other companies that had been approached and again noted that no indications of interest had been received from these parties. The Board again considered the potential advantages and disadvantages of contacting and discussing a potential transaction with additional third parties. Based on the benefits and risks discussed, the Board concluded that widening the solicitation efforts and approaching a limited number of additional potential strategic buyers that could have tangential interest in a strategic transaction with Ocata would be prudent and in the best interests of stockholders, and authorized Jefferies to contact additional parties based on the criteria previously discussed by the Board. The Board also discussed, with input from Jefferies and Goodwin Procter, the potential for other companies to pursue an acquisition of Ocata following announcement of a transaction with Astellas, provided that the merger agreement with Astellas contained appropriate provisions that allowed the Board to engage in discussions with such other companies.

Based on the discussion at this meeting and the earlier Board discussions, the Board concluded that the October 19 Proposal would, if consummated, provide substantial value to the Company’s stockholders and could exceed the potential stock price growth that otherwise would likely be achieved under management’s standalone strategic business plan, particularly in light of the execution risks in the plan as well as in the Company’s industry and the markets generally. The Board also concluded that continuing to approach and discuss a possible transaction with other parties as a means by which to test the adequacy of Astellas’ proposal was advisable. The Board also authorized Ocata’s management and advisors to continue discussions with Astellas and to seek a further price increase and other improved terms from Astellas, and concluded that Jefferies should contact Citi to indicate that the Board believed that Astellas’ October 19 Proposal could still be improved upon.

On October 26, 2015, in accordance with the Board’s directives, representatives of Jefferies communicated to representatives of Citi that after considering the October 19 Proposal, the Board believed that the revised proposal still did not adequately value Ocata and its RPE program, and requested that Astellas further increase its proposed price.

Between October 26, 2015 and October 29, 2015 in accordance with the Board’s directives, Jefferies contacted four additional strategic parties. One of these parties responded that it was not interested in pursuing a strategic transaction with Ocata because ophthalmology would not be a strategic fit. Two parties did not express interest in a transaction and did not give specific reasons. Jefferies had multiple conversations with a fourth party (which we refer to as “Company B”), indicating that Ocata was expected imminently to execute an agreement for a strategic transaction with a third party and that timing was of the essence. Although Company B indicated to Jefferies that it might have interest in considering a potential strategic transaction with Ocata, Company B did not promptly or actively act upon its stated interest. Ocata was aware through media reports that Company B was involved in its own evaluation of a potential strategic combination with a third party and assumed that this may in part have been a reason that its communications with Jefferies proceeded slowly.

On October 27, 2015, Astellas’ chief executive officer and Ocata’s chief executive officer spoke by telephone. Astellas’ chief executive officer indicated that Astellas was willing to increase its proposed purchase price to $8.50 per Share, that this was its best and final offer and that Astellas was prepared to move expeditiously to negotiate and sign a definitive agreement to effect the transaction. Ocata’s chief executive officer responded that he would discuss Astellas’ revised proposal with the Board.

On October 27, 2015, at the direction of Astellas, representatives of Citi informed representatives of Jefferies that Astellas’ $8.50 per Share proposed price was its best and final offer.

On October 28, 2015, Ocata received a revised written, non-binding proposal from Astellas to acquire Ocata for $8.50 per Share in cash (the “October 28 Proposal”). The October 28 Proposal was otherwise substantially identical to the October 19 Proposal.

On October 29, 2015, the Board held a meeting to discuss, among other things, the October 28 Proposal, the solicitation of other potential strategic acquirers, and management’s standalone plan. In attendance at the meeting were members of Ocata management and representatives of Jefferies and Goodwin Procter. Members of Ocata management updated the Board on developments since the last Board meeting. Representatives of Goodwin Procter reviewed with the Board its fiduciary duties in connection with considering a potential sale of Ocata.

Members of Ocata management reviewed with the Board management’s standalone plan, including financial forecasts that were substantially equivalent to the financial forecasts reviewed by the Board at the September 3, 2015 Board meeting except that to assist the Board and Jefferies in their review, the financial forecasts reviewed at this meeting included financial forecasts regarding Ocata’s anticipated future operations for the 11 years beyond 2023 (see “—Certain Prospective Financial Information About Ocata” on page 30 of this Schedule 14D-9 for further detail regarding Ocata’s projections). Members of Ocata management also reviewed with the Board a near-term cash preservation plan as requested by the Board at its October 25, 2015 meeting, and noted that a significant reduction in workforce likely would be required if Ocata were to remain independent in order to avoid a significant liquidity issue beginning in the fourth quarter of 2016. In this regard, the Board considered the fact that access to the capital markets for small biotech companies recently had slowed considerably, and that raising capital absent participation by company insiders and new positive pre-clinical data, and therefore at attractive valuations that would not be significantly dilutive to existing Ocata stockholders, could be difficult.

In order to assist the Board in evaluating the October 28 Proposal, Jefferies discussed management’s forecasts for 2016-2034 and preliminary financial perspectives regarding Ocata (see “—Certain Prospective Financial Information About Ocata” on page 30 of this Schedule 14D-9 for further detail regarding Ocata’s projections). The Board considered Astellas’ increased offer of $8.50 per Share in cash in light of the management standalone plan and risks and opportunities facing the business discussed by the Board at the prior meetings.

The Board discussed Ocata’s business and financial prospects, including management’s financial projections, and perceived risks associated with continuing the Company’s operations as an independent entity and the challenges in achieving its strategic objectives. In light of these discussions, the Board concluded that Astellas’ improved offer price would, if consummated, provide substantial value to Ocata’s stockholders and could exceed the potential share price growth that otherwise would likely be achieved under management’s standalone strategic business plan, particularly in light of the execution risks in the plan, capital markets trends, as well as the risks in Ocata’s industry and markets more generally. Ocata’s chief executive officer and representatives of Jefferies informed the Board that Astellas and Citi had stated that Astellas would not increase its offer beyond $8.50 per Share and that Astellas was prepared to move expeditiously to negotiate and sign a definitive agreement. Representatives of Jefferies reviewed with the Board the status of discussions with other companies that had been approached, including that none of the parties had expressed an interest in pursuing a strategic transaction with Ocata other than Company B, and that Company B remained slow to respond to Jefferies despite repeated requests to move quickly if interested in a strategic transaction with Ocata. The Board instructed Ocata management and its advisors to continue negotiation of the Merger Agreement with Astellas in accordance with the October 28 Proposal.

On October 30, 2015, Goodwin Procter sent a revised draft of the Merger Agreement to Covington & Burling. Thereafter, the parties negotiated the Merger Agreement, related documents and various issues via conference calls, and several drafts of the Merger Agreement and related documents were exchanged between the parties. The issues discussed and negotiated included, without limitation, the scope of the representations and warranties, the conduct of Ocata’s business between signing and closing of the transaction, the terms under which Ocata could respond to unsolicited proposals, the parties’ respective conditions to closing, Astellas’ obligation to indemnify and maintain insurance for Ocata’s directors and officers, the benefits to be offered to Ocata’s employees following the transaction, the rights of the parties to terminate the transaction, and the amount and conditions of payment by Ocata of the termination fee and expense reimbursement described above, and the terms of and the parties to be subject to Support Agreements requested by Astellas.

On November 2, 2015, the Board held a meeting to discuss, among other things, the status of discussions with Astellas. Also in attendance at the meeting were members of Ocata management and representatives of Goodwin Procter. Representatives of Goodwin Procter provided an update on its negotiation with Covington & Burling regarding the Merger Agreement and the anticipated next steps in proceeding with negotiating a definitive merger agreement and related agreements with Astellas.

On November 8, 2015, the Board held a meeting to discuss the proposed terms of the transaction and the status of discussions with Astellas. Also in attendance at the meeting were members of Ocata management and representatives of Jefferies and Goodwin Procter. Prior to the meeting, the Board received the most recent draft of the Merger Agreement and other relevant documents. Representatives of Goodwin Procter again reviewed the fiduciary duties of the Board in connection with a potential sale of Ocata. Representatives of Jefferies noted for the Board that, while Ocata had substantially completed negotiation of a confidentiality and standstill agreement with Company B, the negotiations regarding that agreement had proceeded slowly and an agreement had not been executed between the parties. Given the slow pace of the discussions with Company B, despite repeatedly informing Company B that it would need to proceed quickly if it was interested in a strategic transaction with Ocata, the Board concluded that Company B either did not have serious interest in a strategic transaction with Ocata at this time or was unable at this time to devote the necessary resources to fully engage with Ocata.

Representatives of Goodwin Procter provided an overview of the negotiation process to date with Astellas’ representatives, and discussed in detail Astellas’ proposed $8.50 per Share Offer Price, the material terms of the proposed Merger Agreement and form of Support Agreement. Representatives of Goodwin Procter reported that the following terms, among others, had been negotiated in the Merger Agreement: a substantial reduction, at Ocata’s request, in the termination fee to 3.25% of the equity value of the transaction; elimination of the requirement to reimburse Astellas for its expenses if the Merger Agreement were terminated under certain circumstances; the inclusion, at Ocata’s request, of the Board’s ability to revoke its recommendation to stockholders in the exercise of its fiduciary duties in the event of a material development that was not known or reasonably foreseeable to the Board as of or prior to the date of the Merger Agreement; the revision, at Ocata’s request, of the definition of “material adverse effect” to exclude general changes in the industry in which Ocata operates; the scope of each party’s representations and warranties; the parties’ respective conditions to closing; the conduct of Ocata’s business between signing and closing of the transaction; the benefits to be offered to Ocata employees following the transaction; Ocata’s ability to respond to unsolicited competing inquiries following the announcement of the transaction; the rights of the parties to terminate the transaction; and the terms of the Support Agreement to be signed by Ocata’s officers and directors.

The Board also again reviewed management’s forecasts for 2016-2034 (the management forecast for 2016-2034 is referred to as the “Ocata Projections” (see “—Certain Prospective Financial Information About Ocata” on page 30 of this Schedule 14D-9 for further detail regarding the Ocata Projections)) and Jefferies preliminarily reviewed its financial analysis of the Offer Price.

The Board then discussed the October 28 Proposal in the context of Ocata’s overall strategic alternatives, including continuing as a standalone company. The Board discussed in detail the advantages and risks of the proposed transaction that are described in “Reasons for the Recommendation of the Board” beginning on page 22 of this Schedule 14D-9, including, among other things, whether the Offer Price represented an attractive valuation of the Company for stockholders when considered in light of the Board’s knowledge and understanding of the business, operations, management, financial condition and prospects of the Company, including the various challenges presented if the Board were to reject Astellas’ offer and either pursue a strategic transaction at a later time or continue as a standalone company. In light of these discussions, the Board concluded that Astellas’ improved and final offer would, if consummated, provide greater certainty of value (and less risk) to Ocata stockholders relative to the potential trading price of the Shares over a longer period after accounting for the long-term risks to Ocata’s business resulting from operational execution risk and evolving industry dynamics. After considering the Company’s lack of strategic alternatives to the Astellas transaction and the uncertainty in the Company’s ability to continue as a standalone company given the challenges in achieving its strategic objectives, the Board directed the Company and its advisors to proceed toward the execution of a definitive agreement with Astellas expeditiously.

During the remainder of November 8, 2015 and on November 9, 2015, representatives of Ocata and Astellas had various telephonic discussions to finalize the Merger Agreement and related agreements.

On November 9, 2015, after the U.S. stock markets closed, the Board held a meeting to discuss the final terms of the proposed transaction and proposed definitive Merger Agreement and related documents. In attendance at that meeting were members of Ocata management and representatives of Jefferies and Goodwin Procter. Jefferies reviewed its financial analysis of the $8.50 per Share cash consideration with the Board and rendered an oral opinion, confirmed by delivery of a written opinion dated November 9, 2015, to the Board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in such opinion, the $8.50 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Astellas, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. After further discussion, the Board unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, were advisable and in the best interests of the Company and its stockholders, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the DGCL, including Section 251(h), resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer, and took such actions as were necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Support Agreements.

Later in the evening on November 9, 2015, the Merger Agreement was executed, and all signatories to the Support Agreements executed such agreements, and Ocata and Astellas jointly announced the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with Ocata’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Ocata and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that Ocata’s stockholders tender their Shares in response to the Offer:

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents a 90.6% premium to the trading price at which the Shares closed on November 9, 2015, the last trading day before the execution by Ocata and Astellas of the Merger Agreement;

•	the fact that the Offer Price represents a premium of approximately 93.6% over the volume-weighted average trading prices for the Shares for the 30-day period ending on November 9, 2015;

•	the fact that the Offer Price represents a premium of approximately 101.3% over the volume-weighted average trading prices for the Shares for the 90-day period ending on November 9, 2015;

•	the Board’s belief that it had obtained Astellas’ best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

•

Ocata’s Operating and Financial Condition; Prospects of Ocata. The Board considered that the Offer Price of $8.50 per Share to be received by our stockholders in the transaction provides greater certainty of value (and less risk) to our stockholders relative to the potential trading price of our common stock over a longer period after accounting for the long-term risks to our business resulting from operational execution risk and evolving industry dynamics, noting in particular the costs and risks associated with developing, testing, manufacturing and commercializing the clinical stage products in Ocata’s RPE program, that potential therapeutic products would require additional extensive pre-clinical and clinical testing prior to any possible regulatory approval in the United States and other countries and may additionally require post-authorization outcome studies, that Ocata would require additional significant capital in order to execute on its strategy before achieving profitability or acceptance of its products in the medical community and the potential cost of capital, including the potentially dilutive impact to existing stockholders, the terms and structure of any such capital-raising transactions, and the execution risks associated with transforming a clinical stage biotechnology company focused on product development into a profitable ophthalmology company with sufficient scale and sales execution ability to compete effectively. Additionally, the Board noted that while the Company had sufficient cash to fund its operations through 2016, given the clinical delay associated with patient screening, a significant reduction in Ocata’s personnel likely would be required if the Company were to remain independent in order to extend its financial resources into early 2017. The Board considered the risks and uncertainties associated with such personnel reductions and Ocata’s ability to continue to commence or continue its clinical trials for its products or commercialize any products.

•	Strategic Process. The Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable. The Board also considered the process through which Ocata, with the assistance of its financial advisor, engaged in or sought to engage in discussions with other companies believed to be the most likely candidates to pursue a business combination with or acquisition of Ocata.

•	Cash Consideration; Certainty of Value. The Board considered the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares.

•	No Financing Condition. The Board considered the representation of Astellas and Purchaser that they would have at the Offer acceptance time and the Effective Time sufficient cash resources to pay fully the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Opinion of Ocata’s Financial Advisor. The Board considered the opinion of Jefferies, dated November 9, 2015, to the Board as to the fairness, from a financial point of view and as of such date, of the $8.50 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Astellas, Purchaser and their respective affiliates), which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies as more fully described under the caption “Opinion of Ocata’s Financial Advisor.” Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any other matter.

•

The Merger Agreement. The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “material adverse effect,” the ability of Ocata under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, Ocata’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the respective termination rights of Ocata and Astellas and the $11.8 million termination fee payable by Ocata under certain circumstances, which the Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely deter competing bids and would not likely be payable unless the Board entered into a definitive agreement for a superior offer.

•	Conditions to the Consummation of the Offer and Merger; Likelihood of Closing the Second Step Merger. Consummation of the Offer is conditioned upon stockholders tendering and not validly withdrawing a sufficient number of Shares such that Astellas will own at least a majority of the outstanding Shares (determined on a fully-diluted basis) immediately following closing of the Offer. The Board considered the likelihood of the consummation of the second-step Merger contemplated by the Merger Agreement if the Shares tendered pursuant to the Offer are accepted for payment.

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, including the fact that the parties elected to have the Merger effected pursuant to Section 251(h) of the DGCL to enable consummation of the Merger as soon as practicable following the consummation of the Offer, which should, subject to the satisfaction or waiver of certain closing conditions, allow holders of Shares to receive the Offer Price in a relatively short timeframe, followed by the Merger in which holders of Shares (other than Shares held (i) in the treasury of the Company or by Astellas or Purchaser and (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will receive the same consideration as received by those holders of Shares who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Ocata’s business would be subject to the potential uncertainty of closing and related disruption.

•	Extension of Offer Period. The Board considered that Purchaser must extend the Offer for one or more periods until March 9, 2016, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Astellas or Purchaser).

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights to Ocata’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•	Support Agreements. The Board considered the fact that the Support Agreements with our directors and executive officers terminate in the event that Ocata terminates the Merger Agreement, which permits those persons to support a transaction involving a superior proposal.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by management of Ocata and the Board, including, but not limited to the following:

•	the fact that Ocata stockholders will not be entitled to participate in any potential future benefit from Ocata’s execution of management’s standalone strategic business plan;

•	the Merger Agreement precludes Ocata from actively soliciting alternative transaction proposals and requires payment by Ocata of a termination fee to Astellas under certain circumstances, including in the event the Merger Agreement is terminated by Ocata to accept a superior offer;

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Ocata’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Ocata will have incurred significant transaction costs and Ocata’s relationships with its customers, key partners, employees and other third-parties may be adversely affected;

•	the effect of the public announcement of the Merger Agreement, including effects on Ocata’s relationship with its development partners and other business relationships and Ocata’s ability to attract and retain key management and personnel;

•	the risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the likelihood of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Astellas, the Company, or their respective affiliates regarding continued service with Astellas, the Company or their respective affiliates after the Effective Time, it is possible that Astellas, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor

Ocata has engaged Jefferies as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, Ocata requested that Jefferies evaluate the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Astellas, Purchaser and their respective affiliates). On November 9, 2015, at a meeting of the Ocata Board held to evaluate the Offer and the Merger, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated November 9, 2015, to the Ocata Board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the $8.50 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than Astellas, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies. This opinion is attached as Annex A and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Ocata Board (in its capacity as such) in its evaluation of the $8.50 per Share cash consideration payable pursuant to the Merger Agreement from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. The opinion did not address the relative merits of the Offer, the Merger or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Ocata, nor did it address the underlying business decision by Ocata to engage in the Offer or the Merger or the terms of the Merger Agreement or documents referred to therein, including the form or structure of the Offer or the Merger or any term, aspect or implication of any warrant repurchase, support or retention agreement or other agreements or arrangements contemplated by or resulting from the Offer, the Merger or otherwise. Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In connection with rendering its opinion to the Ocata Board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to Ocata, the Offer or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies made qualitative judgments as to the significance and relevance of each factor and method of analysis for purposes of its opinion and arrived at its ultimate opinion based on the results of all such factors and analyses assessed as a whole.

The estimates of the future performance of Ocata in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Ocata. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

The $8.50 per Share cash consideration payable in the Offer and the Merger was determined through negotiation between Ocata and Astellas, and the decision by Ocata to enter into the Merger Agreement was solely that of the Ocata Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Ocata Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Ocata Board or management with respect to the Offer, the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses reviewed with the Ocata Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of the summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of Ocata by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Ocata was forecasted to generate during the calendar years ending December 31, 2016 through December 31, 2034 based on probability-weighted financial forecasts and estimates of Ocata management. For purposes of this analysis, the potential net operating loss carryforwards that Ocata management estimated could be utilized by Ocata on a standalone basis in calendar years ending December 31, 2023 through December 31, 2025 were taken into account. The terminal value of Ocata was calculated by applying to Ocata’s unlevered, after-tax free cash flows during the forecast period a selected range of perpetuity growth rates of (2.5%) to 2.5%. The present values (as of December 31, 2015) of the cash flows and terminal values were then calculated using a selected range of discount rates of 13.6% to 14.6% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per Share equity value reference range for Ocata after taking into account Ocata’s net cash as of November 7, 2015 as estimated by Ocata’s management, as compared to the per Share cash consideration in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$3.31 — $4.27	$8.50

Additional Information

Jefferies performed certain additional analyses and observed certain other information that were referenced for informational purposes in connection with its opinion, including the following:

Selected Public Companies Analysis. Jefferies reviewed publicly available financial and stock market information of Ocata and the following 15 selected companies that Jefferies in its professional judgment considered generally relevant as publicly traded biotechnology and pharmaceutical companies, consisting of seven selected clinical stage ophthalmology companies, referred to as the selected ophthalmology companies, and eight selected clinical stage cell therapy companies, referred to as the selected cell therapy companies. In the case of Ocata’s pre-clinical unpartnered platform, Jefferies reviewed publicly available financial and stock market information of the following ten selected pre-clinical companies with unpartnered platforms, referred to as the selected pre-clinical companies, and, together with the selected ophthalmology companies and the selected cell therapy companies, collectively referred to as the selected companies.

Selected Ophthalmology Companies

•       Acucela Inc.

•       Applied Genetic Technologies Corporation

•       Avalanche Biotechnologies, Inc.

•       BioTime, Inc.

•       Ohr Pharmaceutical, Inc.

•       Oxford BioMedica plc

•       StemCells Inc.

Selected Cell Therapy Companies • Athersys, Inc. • Celyad SA • Cytori Therapeutics, Inc. • Fate Therapeutics, Inc. • Neuralstem, Inc. • Pluristem Therapeutics, Inc. • TiGenix NV • Verastem, Inc.

Selected Pre-Clinical Companies

•	AntriaBio, Inc.

•	Assembly Biosciences, Inc.

•	CohBar, Inc.

•	Gabather AB

•	Kancera AB

•	Nemus Bioscience, Inc.

•	Pathfinder Cell Therapy, Inc.

•	Propanc Health Group Corporation

•	STCube, Inc.

•	Verseon Corporation

Jefferies reviewed enterprise values, calculated as fully-diluted equity values based on closing stock prices on November 6, 2015 plus total debt, preferred stock and non-controlling interests (as applicable) less cash and cash equivalents. Financial data of the selected companies were based on public filings and other publicly available information. Financial and other data of Ocata was based on internal financial estimates and other information provided by Ocata’s management. The overall low to high enterprise value ranges observed for the selected companies were as follows:

•	selected ophthalmology companies: overall low to high observed enterprise value range of approximately $(39) million to $356 million (with a median of $68 million and a 25th to 75th percentile of $43 million to $324 million);

•	selected cell therapy companies: overall low to high observed enterprise value range of approximately $(53) million to $331 million (with a median of $88 million and a 25th to 75th percentile of $54 million to $170 million); and

•	selected pre-clinical companies: overall low to high observed enterprise value range of approximately $10 million to $392 million (with a median of $21 million and a 25th to 75th percentile of $14 million to $82 million).

Jefferies derived approximate implied per Share equity value reference ranges for Ocata (at a Company level) by adding Ocata’s net cash as of November 7, 2015 as estimated by Ocata’s management to the 25th to 75th percentile of such enterprise values and dividing by Ocata’s fully diluted Shares outstanding as of November 6, 2015 as estimated by Ocata’s management. Jefferies also derived approximate implied per Share equity value reference ranges for Ocata’s pre-clinical unpartnered platform (or RPE program) by dividing the 25th to 75th percentile of such enterprise values by Ocata’s fully diluted Shares outstanding as of November 6, 2015 as estimated by Ocata’s management, which indicated an approximate implied per share equity value reference range for such platform of $0.32 to $1.91 per Share (based on the selected pre-clinical companies). This analysis indicated approximate implied per Share equity value reference ranges for Ocata (on a Company level) of $1.55 to $8.13 per Share (based on the selected ophthalmology companies) and $1.81 to $4.53 per Share (based on the selected cell therapy companies), respectively, as compared to the $8.50 per Share cash consideration in the Offer and the Merger.

Selected Precedent Transactions Analysis. Using publicly available information, Jefferies reviewed financial data relating to the following 12 selected transactions publicly announced from January 1, 2013 to November 6, 2015 that Jefferies in its professional judgment considered generally relevant as transactions involving target companies with operations in the biotechnology and pharmaceutical industries involved in Phase II clinical trials, collectively referred to as the selected transactions:

Announcement Date	Acquiror	Target
August 3, 2015	• Shire plc	• Foresight Biotherapeutics Inc.

May 15, 2015	• Circassia Pharmaceuticals plc	• Prosonix Ltd.

May 11, 2015	• Juno Therapeutics, Inc.	• Stage Cell Therapeutics GmbH

March 4, 2015	• Baxter International Inc.	• SuppreMol GmbH

October 27, 2014	• Zogenix, Inc.	• Brabant Pharma Limited

September 24, 2014	• Acorda Therapeutics, Inc.	• Civitas Therapeutics, Inc.

August 4, 2014	• Roche Holding AG	• Santaris Pharma A/S

July 9, 2014	• Baxter International Inc.	• AesRx, LLC

May 12, 2014	• Shire plc	• Lumena Pharmaceuticals, Inc.

November 26, 2013	• SillaJen, Inc.	• Jennerex, Inc.

July 15, 2013	• Ipsen S.A.	• Syntaxin Ltd.

July 12, 2013	• Mitsubishi Tanabe Pharma Corporation	• Medicago Inc.

Jefferies reviewed transaction values of the selected transactions, calculated as the purchase prices paid for the target companies involved in such transactions plus total debt, preferred stock and non-controlling interests (as applicable) less cash and cash equivalents, both before and after taking into account the value of any earnout payments provided for in such transactions to the extent publicly available. Financial data of the selected transactions were based on public filings and other publicly available information. Financial and other data of Ocata was based on internal estimates and other information provided by Ocata’s management. The overall low to high transaction value ranges observed for the selected transactions both before and after taking into account the value of such earnout payments were as follows:

•	before taking into account the value of earnout payments: overall low to high observed transaction value range of approximately $15 million to $525 million (with a median of $222 million and a 25th to 75th percentile of $37 million to $300 million); and

•	after taking into account the value of earnout payments: overall low to high observed transaction value range of approximately $130 million to $843 million (with a median of $246 million and a 25th to 75th percentile of $170 million to $437 million).

Jefferies derived implied per Share equity value reference ranges for Ocata by adding Ocata’s net cash as of November 7, 2015 as estimated by Ocata’s management to the 25th to 75th percentile of such transaction values and dividing by Ocata’s fully diluted Shares outstanding as of November 6, 2015 as estimated by Ocata’s management. This analysis indicated approximate implied per Share equity value reference ranges for Ocata of $1.40 to $7.58 per Share (before taking into account earnout payments) and $4.53 to $10.78 per Share (after taking into account earnout payments), as compared to the $8.50 per Share cash consideration in the Offer and the Merger.

Other Information. Jefferies also observed, for informational purposes, the following:

•	premiums paid in 19 selected U.S. publicly traded target companies with operations in the biotechnology and pharmaceutical industries announced from January 1, 2012 to November 6, 2015 with transaction values ranging from $100 million to $1 billion based on closing stock prices of the target companies involved in such transactions 30 days prior to public announcement of, or other disclosures relating to, the relevant transaction; applying the 25th percentile and 75th percentile of 30-day premiums derived from such transactions of approximately 20.8% to 63.7% (with a median of 47.8%) to Ocata’s per Share closing price on November 6, 2015 of $8.50 per Share indicated an approximate implied per Share equity value reference range for Ocata of $5.74 to $7.78 per Share;

•	stock price targets for the Shares as reflected in publicly available Wall Street research analysts’ reports, which indicated an overall target price range for the Shares of $8.00 to $9.00 per Share; and

•	the historical trading performance of the Shares over various periods, including the 52-week period ended November 6, 2015, which indicated low to high intraday prices for the Shares during such period of approximately $3.06 to $8.39 per Share.

Miscellaneous

Jefferies maintains a market in the securities of Ocata and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of Ocata, Astellas and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities. Jefferies and its affiliates in the past have provided and in the future may provide financial advisory and financing services unrelated to the Offer and the Merger to Ocata and its affiliates, for which services Jefferies and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Jefferies’ opinion, having acted as lead joint bookrunning manager for a registered direct equity offering of Ocata in June 2015, for which services during such two-year period Jefferies and its affiliates received an aggregate fee of approximately $817,000. Although Jefferies and its affiliates had not provided financial advisory or financing services during the two-year period prior to the date of Jefferies’ opinion to Astellas for which Jefferies or its affiliates received compensation, Jefferies and its affiliates may provide such services to Astellas and its affiliates in the future, for which services Jefferies and its affiliates would expect to receive compensation.

Jefferies was selected as Ocata’s financial advisor in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and because of Jefferies’ familiarity with Ocata and its business. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

For a description of the terms of Jefferies’ engagement as Ocata’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

Certain Prospective Financial Information About Ocata

Ocata does not, as a matter of course, publicly disclose forecasts or projections of its expected future financial performance, earnings or other results because of, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.

In connection with the Offer and the Merger, however, Ocata management prepared certain unaudited prospective financial information for Ocata on a standalone basis, without giving effect to the Offer and the

Merger (the “Ocata Projections”). The Ocata Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Ocata’s independent registered public accounting firm, or any other independent accountants, did not compile, examine, audit, or perform any procedures with respect to the Ocata Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The following table presents a summary of the Ocata Projections for the years ending December 31, 2016 through December 31, 2034 as prepared by Ocata management and provided to the Board in its evaluation of the Offer and the Merger and to Jefferies for its use and reliance in connection with its financial analyses and opinion to the Ocata Board as described above under the heading “—Opinion of the Company’s Financial Advisor.” Ocata did not provide the Ocata Projections to Astellas or its financial advisor, except as otherwise set forth in this section. This summary of the Ocata Projections is included solely to give Ocata stockholders access to certain financial projections that were made available to the Board and Jefferies, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

Given the Company’s focus on its RPE program and lack of capital to pursue both the RPE program and preclinical programs to commercialization, the Ocata Projections were prepared assuming that the RPE program was the only source of revenue. Therefore, estimates of clinical development expenses associated with other Ocata preclinical assets were not included in the Ocata Projections. Certain assumptions and estimates made by Ocata management in support of the Ocata Projections are set forth below:

•	Sales of SMD are launched in the E.U. in 2020 and in the U.S. in 2022

•	Sales of AMD are launched in the E.U. and the U.S. in 2022

•	35% probability of receipt of regulatory approval by the FDA and foreign regulatory authorities

•	All expenses are probably-weighted according to their estimated likelihood of occurring

•	Tax assets used to offset taxes through 2025 and a marginal tax rate of 39.6%

The Summary Projected Financial Information table below is a summary of the Ocata Projections as presented by Ocata management to the Ocata Board on October 29, 2015.

The Ocata Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Given that the Ocata Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Ocata Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Ocata Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and the achievability of the Ocata Projections include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Ocata Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Ocata Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Ocata’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Ocata Projections were prepared. In addition, the Ocata Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Ocata Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Ocata Projections. There can be no assurance that the financial results in the Ocata Projections will be realized, or that future actual financial results will not materially vary from those in the Ocata Projections.

The inclusion of the Ocata Projections should not be regarded as an indication that Ocata or any of its affiliates, officers, directors, advisors or other representatives consider the Ocata Projections to be predictive of actual future events, and the Ocata Projections should not be relied upon as such. None of Ocata or its affiliates, officers, directors, advisors or other representatives gives any stockholder of Ocata or any other person any assurance that actual results will not differ materially from the Ocata Projections, and, except as otherwise required by law, Ocata and its affiliates undertake no obligation to update or otherwise revise or reconcile the Ocata Projections to reflect circumstances existing after the dates on which the Ocata Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Ocata Projections are shown to be in error. Ocata has made no representation to Astellas or Purchaser, in the Merger Agreement or otherwise, concerning the Ocata Projections.

In light of the foregoing factors and the uncertainties inherent in the Ocata Projections, Ocata stockholders are cautioned not to place undue, if any, reliance on the Ocata Projections.

Summary Projected Financial Information

($ millions) (Fiscal Year Ended December)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E

Total Ocata Revenue	0	0	0	0	$4	$7	$83	$171	$465	$745	$935	$838	$738	$548	$455	$388	$377	$394	$394
Probability-Weighted Ocata Revenue	0	0	0	0	$1	$3	$29	$60	$163	$261	$327	$293	$258	$192	$159	$136	$132	$138	$138
Probability-Weighted Gross Profit	0	0	0	0	$1	$2	$28	$57	$155	$248	$311	$279	$245	$182	$151	$129	$125	$131	$131
Risk Adjusted EBITDA(1)	$(32)	$(32)	$(26)	$(41)	$(53)	$(34)	$0	$36	$133	$224	$287	$253	$218	$153	$120	$95	$88	$91	$87
Less: Depreciation & Amortization	(0)	(0)	(1)	(1)	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Risk Adjusted EBIT	$(32)	$(32)	$(26)	$(42)	$(55)	$(36)	$(2)	$34	$131	$222	$285	$251	$216	$151	$118	$93	$86	$89	$85
Less: Taxes	0	0	0	0	0	0	0	0	0	20	113	99	86	60	47	37	34	35	34
Plus: Depreciation & Amortization	0	0	1	1	1	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Less: Capital Expenditures	0	0	(1)	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
+ / - Change in Working Capital	1	0	(1)	1	0	0	(3)	(3)	(10)	(10)	(7)	3	4	7	3	2	0	(1)	0
Unlevered Free Cash Flow(2)	$(31)	$(32)	$(27)	$(41)	$(55)	$(36)	$(4)	$30	$121	$192	$165	$155	$134	$98	$75	$59	$53	$53	$51

(1)	We define Risk Adjusted EBITDA as risk adjusted earnings (or losses) before interest, income taxes, depreciation and amortization. Risk Adjusted EBITDA disregards expenses associated with non-cash stock based compensation. EBITDA is a non-GAAP measure. The Company’s management included EBITDA in the Ocata Projections because management believed such measure could be useful in evaluating the Offer and the Merger and other strategic alternatives available to the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP measures may differ from others in its industry and Risk Adjusted EBITDA is not necessarily comparable with similar titles used by other companies.
(2)	Unlevered free cash flow was derived by Jefferies for purposes of its discounted cash flow analysis from the Ocata Projections as Risk Adjusted EBIT (calculated as Risk Adjusted EBITDA less depreciation and amortization) minus tax expense, as adjusted for estimated utilization of net operating losses (NOLs), plus depreciation and amortization, minus capital expenditures, and plus or minus, as applicable, changes in working capital. NOLs of approximately $(336) million in the aggregate were estimated to be utilized from 2023 to 2025.

Other Information. Ocata also provided certain prospective financial information to Astellas. The information provided to Astellas included the following non-risk adjusted financial metrics: (a) estimated total operating expenses of $33.1 million in 2016 and $33.5 million in 2017; and (b) estimated cash flow available before financing of $(33.0) million in 2016 and $(33.4) million in 2017. Ocata developed these financial metrics for internal use and not with a view toward public disclosure. Subsequent to providing such information to Astellas, Ocata management refined its estimates of these metrics to take into account a reduction in estimated expenditures of approximately $900,000 and $1 million for 2016 and 2017, respectively. The inclusion of this information in this Schedule 14D-9 should not be regarded as an indication that Ocata or any of its affiliates, officers, directors, advisors or other representatives considered or consider such information to be predictive of actual future events, and such information should not be relied upon as such.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he has sole dispositive power.

In addition, each of the directors and executive officers of the Company have entered into a Support Agreement, pursuant to which each has agreed, in his capacity as a stockholder of the Company, to tender all of his Shares, as well as any additional Shares that he may acquire, to Purchaser in the Offer. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) hereof under the heading “Arrangements between the Company, Astellas and Purchaser—Support Agreements.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Under the terms of Jefferies’ engagement, Ocata has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $4.8 million, of which a portion was payable upon delivery of Jefferies’ opinion and approximately $3.8 million is payable contingent upon completion of the Offer. In addition, Ocata has agreed to reimburse Jefferies for its expenses, including fees and expenses of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

Neither Ocata nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Ocata on its behalf with respect to the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except that the directors and executive officers of Ocata, each, in his capacity as a stockholder of the Company, entered into a Support Agreement, dated November 10, 2015, with Astellas and Purchaser, as described under Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) hereof under the heading “Arrangements between the Company, Astellas and Purchaser—Support Agreements”.

Name	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Robert Lanza	11/10/2015	15,000	$8.25	Shares sold pursuant to a 10b5-1 Plan
Robert Lanza	11/10/2015	10,000	$8.36	Shares sold pursuant to a 10b5-1 Plan
Robert Lanza	11/10/2015	10,000	$8.36	Shares sold pursuant to a 10b5-1 Plan
Alan Shapiro	9/30/2015	1,250	$4.18	Company grant of equity for compensation for board services
Robert Langer	9/30/2015	1,250	$4.18	Company grant of equity for compensation for board services
Zohar Loshitzer	9/30/2015	1,250	$4.18	Company grant of equity for compensation for board services
Greg Perry	9/30/2015	1,250	$4.18	Company grant of equity for compensation for board services
Brian Levy	9/30/2015	1,250	$4.18	Company grant of equity for compensation for board services
Michael Heffernan	9/30/2015	2,500	$4.18	Company grant of equity for compensation for board services

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Merger” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

If a stockholder wishes to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal by the later of (i) the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be 12:00 midnight, New York City time, at the end of the day on December 17, 2015, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was November 19, 2015);

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Ocata Therapeutics, Inc.

33 Locke Drive

Marlborough, Massachusetts 01752

(508) 756-1212

Attention:	Chief Executive Officer
Chief Financial Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Astellas nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Astellas and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Astellas or any of its affiliates and the Company, each of Astellas, Purchaser and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Astellas and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Support Agreement for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the Support Agreements.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Astellas of its Premerger Notification and Report Form with respect to the Offer, unless Astellas receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Astellas. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after Astellas’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Astellas or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, and pursuant to the Merger Agreement, each of Astellas and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were each made by Astellas and the Company on November 17, 2015.

Certain Litigation.

On November 17, 2015, Nadle v. Heffernan et al., C.A. No. 11715 (the “Complaint”), a putative class action related to the Merger Agreement, was filed in the Court of Chancery of the State of Delaware by a purported Company shareholder. The Complaint names the members of the Board, Astellas and Purchaser as defendants. The Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Merger Agreement and that Astellas and Purchaser aided and abetted the alleged breaches. The Complaint seeks, among other things, equitable relief that would enjoin the consummation of the Transactions, rescission of the Transactions and/or rescissory damages if the Transactions have already been consummated, an order directing the members of the Board to account to the putative class for damages sustained, and an award of the costs related to the action, including attorneys’ and experts’ fees. Additional lawsuits may be filed against the Company, the Board, Astellas, and Purchaser in connection with the Merger Agreement. Ocata, Astellas and the Purchaser believe that the Complaint is without merit and intend to vigorously defend the action. The foregoing summary is qualified in its entirety by reference to the Complaint, a copy of which is filed as Exhibit(a)(5) to this Schedule 14D-9.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the outstanding stock of a public corporation (other than stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, the acquiror merges with or into the target pursuant to the merger agreement and the stock that was the subject of the tender offer but not irrevocably accepted for purchase or exchange in the tender offer is converted into the same amount and kind of consideration in the merger as was paid for stock irrevocably accepted for purchase or exchange in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2015, June 30, 2015 and September 30, 2015.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated November 19, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Astellas and Purchaser on November 19, 2015 (the “Schedule TO”)). †

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO). †

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO). †

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO). †

(a)(1)(E)	Joint Press Release issued by Ocata and Astellas dated November 10, 2015 (incorporated by reference to Exhibit 99.2 to Ocata’s Form 8-K (File No. 001-36855) filed November 10, 2015).

(a)(1)(F)	Summary Advertisement as published in the New York Times on November 19, 2015 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(5)	Complaint captioned Nadle v. Heffernan, et. al., Case No. 11715 filed on November 17, 2015 in the Delaware Chancery Court (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of November 10, 2015, by and among Ocata Therapeutics, Inc., Astellas Pharma Inc. and Laurel Acquisition Inc. (incorporated by reference to Exhibit 2.1 to Ocata’s Current Report on Form 8-K (File No. 001-36855) filed November 10, 2015).

(e)(2)	Form of Support Agreement (incorporated by reference to Exhibit 99.1 to Ocata’s Current Report on Form 8-K (File No. 001-36855) filed November 10, 2015).

(e)(3)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Ocata’s Current Report on Form 8-K (File No. 001-36855) filed November 10, 2015).

(e)(4)	Letter Agreement, dated as of September 4, 2015, by and between Ocata and Astellas (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(5)	Amendment to By-Laws of Ocata Therapeutics, Inc. dated November 9, 2015 (incorporated by reference to Exhibit 3.1 to Ocata’s Current Report on Form 8-K (File No. 001-36855) filed November 10, 2015).

(e)(6)	Ocata Therapeutics, Inc. 2014 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Ocata’s Current Report on Form 8-K (File No. 001-36855) filed July 24, 2015).

(e)(7)	Ocata Therapeutics, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 and Appendix A to the Ocata’s preliminary proxy statement on Form PRE-14A (File No. 000-50295) filed on May 10, 2005).

(e)(8)	Employment Agreement dated October 1, 2009, by and between Ocata and Robert P. Lanza (incorporated by reference to Exhibit 10.1 to Ocata’s Current Report on Form 8-K (File No. 000-50295) filed November 17, 2009).

(e)(9)	Amended and Restated Employment Agreement dated July 1, 2011, by and between Ocata and Robert P. Lanza (incorporated by reference to Exhibit 10.2 to Ocata’s Current Report on Form 8-K (File No. 000-50295) filed August 17, 2011).

(e)(10)	Amended and Restated Executive Employment Agreement dated as of October 1, 2014, by and between Ocata and Robert Lanza (incorporated by reference to Exhibit 10.1 to Ocata’s Quarterly Report on Form 10-Q (File No. 000-50295) filed on November 10, 2014).

(e)(11)	Executive Employment Agreement dated as of May 22, 2014, by and between Ocata and Edward Myles (incorporated by reference to Exhibit 10.3 to Ocata’s Quarterly Report on Form 10-Q (File No. 000-50295) filed on August 11, 2014).

(e)(12)	Executive Employment Agreement dated as of May 20, 2013, by and between Ocata and Edward Myles (incorporated by reference to Exhibit 10.2 to Ocata’s Current Report on Form 8-K (File No. 000-50295) filed August 17, 2011).

(e)(13)	Employment Agreement dated December 13, 2013, by and between Ocata and Eddy Anglade (incorporated by reference to Exhibit 10.47 to Ocata’s Annual Report on Form 10-K (File No. 000-50295) filed on April 1, 2014).

(e)(14)	Executive Employment Agreement dated as of June 18, 2014, by and between Ocata and Paul K. Wotton, Ph.D. (incorporated by reference to Exhibit 10.1 to Ocata’s Current Report on Form 8-K (File No. 000-50295) filed on June 24, 2014).

(e)(15)	Executive Employment Agreement dated as of October 14, 2014, by and between Ocata and H. LeRoux Jooste (incorporated by reference to Exhibit 10.2 to Ocata’s Quarterly Report on Form 10-Q (File No. 000-50295) filed on November 10, 2014).

Annex A	Opinion of Jefferies LLC

Annex B	Delaware Appraisal Rights Statute (Section 262 of the DGCL)

†	Included in materials mailed to stockholders of Ocata.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2015

Ocata Therapeutics, Inc.

By:	/s/ Paul Wotton
	Name:	Paul Wotton
	Title:	Chief Executive Officer

ANNEX A

[LETTERHEAD OF JEFFERIES LLC]

November 9, 2015

The Board of Directors

Ocata Therapeutics, Inc.

33 Locke Drive

Marlborough, Massachusetts 01752

The Board of Directors:

We understand that Ocata Therapeutics, Inc., a Delaware corporation (“Ocata”), Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), and Laurel Acquisition Inc., a Delaware corporation and indirect wholly owned subsidiary of Astellas (“Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Ocata (“Ocata Common Stock”) at a purchase price of $8.50 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Sub will be merged with and into Ocata (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”) and each outstanding share of Ocata Common Stock not previously tendered in the Tender Offer will be converted in the Merger into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Ocata Common Stock (other than Astellas, Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution version, provided on November 9, 2015, of the Agreement;

(ii)	reviewed certain publicly available financial and other information about Ocata;

(iii)	reviewed certain information furnished to us by the management of Ocata relating to the businesses, operations and prospects of Ocata, including probability-weighted financial forecasts and estimates relating to Ocata prepared or provided by the management of Ocata;

(iv)	held discussions with members of the senior management of Ocata concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the implied enterprise values of certain publicly traded companies that we deemed relevant in evaluating Ocata;

(vi)	reviewed the implied transaction values of certain other transactions that we deemed relevant in evaluating the Transaction; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Ocata or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the management of Ocata that it is not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, off-balance sheet or otherwise), nor did we conduct a

The Board of Directors

Ocata Therapeutics, Inc.

November 9, 2015

physical inspection of any of the properties or facilities, of Ocata or any other entity, and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates (including estimates as to potential net operating loss carryforwards of Ocata on a standalone basis) provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been informed, and we have assumed, that the financial forecasts and estimates relating to Ocata that we have been directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Ocata as to the future financial performance of Ocata and the other matters covered thereby. We express no opinion as to any such financial forecasts or estimates or the assumptions on which they are based. We have relied upon the assessments of the management of Ocata as to, among other things, (i) the potential impact on Ocata of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biotechnology, life science and pharmaceutical industries in which Ocata operates, (ii) the validity of, and risks associated with, Ocata’s existing product pipeline, future products and intellectual property (including, without limitation, the timing and probability of successful development, testing, manufacturing and commercialization of such products and product pipeline, approval thereof by appropriate governmental authorities, the validity and life of patents and the potential impact of competition) and (iii) Ocata’s existing and future relationships, agreements and arrangements with key employees and development partners and other commercial relationships. At your direction, we have assumed, with your consent, that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, regulatory, accounting or tax matters affecting Ocata or the Transaction, and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Ocata or the Board of Directors of Ocata (the “Board”), including, without limitation, advice as to the legal, regulatory, accounting and tax consequences to Ocata and its stockholders of the terms of, and transactions contemplated by, the Agreement. In addition, in preparing this opinion, we have not taken into account any tax or other consequences of the Transaction to any holder of Ocata Common Stock. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, waivers and releases for the Transaction, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Ocata or the Transaction or would otherwise be meaningful in any respect to our analyses or opinion. We also have assumed, at the direction of the Board, that the final Agreement, when signed by the parties thereto, will be substantially similar to the execution version of the Agreement reviewed by us. In connection with our engagement, we were not requested to, and we did not, undertake a formal third-party solicitation process on behalf of Ocata; however, at the direction of Ocata, we held preliminary discussions with selected third parties regarding their potential interest in a possible acquisition or other strategic transaction involving Ocata.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Transaction. Our opinion does not address the relative merits of the Transaction or other

The Board of Directors

Ocata Therapeutics, Inc.

November 9, 2015

transactions contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Ocata, nor does it address the underlying business decision by Ocata to engage in the Transaction or the terms of the Agreement or the documents referred to therein, including the form or structure of the Transaction or any term, aspect or implication of any warrant repurchase, support or retention agreement or other agreements or arrangements contemplated by or resulting from the Transaction or otherwise. Our opinion does not constitute a recommendation as to whether any stockholder should tender shares of Ocata Common Stock in the Tender Offer or how any stockholder should act with respect to the Transaction or any other matter. In addition, other than with respect to the Consideration (to the extent expressly specified herein) to be received by holders of Ocata Common Stock (other than Astellas, Sub and their respective affiliates), you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Ocata or any other party to the Transaction. We express no opinion as to the prices at which Ocata Common Stock (or any other securities of Ocata) will trade or otherwise be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by Ocata to act as its financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Tender Offer. We also will be reimbursed for expenses incurred in connection with our engagement. In addition, Ocata has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We and our affiliates in the past have provided and in the future may provide financial advisory and financing services unrelated to the Transaction to Ocata and its affiliates, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted as lead joint bookrunning manager for a registered direct equity offering of Ocata in June 2015. Although we and our affiliates have not provided financial advisory or financing services in the past two years to Astellas for which we or our affiliates have received compensation, we and our affiliates may provide such services to Astellas and its affiliates in the future, for which services we and our affiliates would expect to receive compensation. In addition, we maintain a market in the securities of Ocata and, in the ordinary course of business, we and our affiliates may trade or hold securities of Ocata, Astellas and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Ocata Common Stock (other than Astellas, Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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